UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Shift Technologies, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

82452T107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82452T107
1	NAMES OF REPORTING PERSONS
Lithia Motors Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,827,826 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
12,827,826 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,827,826 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.8% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO
(1)    The shares are held of record by Lithia Motors, Inc.
(2)    Based on 81,291,036 shares of the Class A Common Stock, par value $.0001 per share of the Issuer outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

Item 1.    (a)    Name of Issuer:
Shift Technologies, Inc.
    (b)    Address of Issuer's Principal Executive Offices:
290 Division Street, Suite 400, San Francisco, CA
Item 2. (a)    Name of Person Filing:
Lithia Motors, Inc.
    (b)    Address of Principal Business Office or, if None, Residence:
150 North Bartlett Street, Medford, OR
    (c)    Citizenship:
Lithia Motors, Inc. is an Oregon corporation.
    (d)    Title of Class of Securities:
Class Common A Stock
    (e)    CUSIP Number:
82452T107
Item 3.     If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)    ☐    Broker or dealer registered under Section 15 of the Act.
(b)    ☐    Bank as defined in Section 3(a)(6) of the Act.
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act.
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with § 240.13d-1(b)(l)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________
Not Applicable.

Item 4.    Ownership.
(a)    Amount beneficially owned:
The shares of Class A common stock are held of record by Lithia Motors, Inc.
(b)    Percent of class:
15.8%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 12,827,826
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 12,827,826
(iv)    Shared power to dispose of or to direct the disposition of: 0
Item 5.    Ownership of Five Percent or Less of a Class.
    Not Applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
    Not Applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
    Not Applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2022		LITHIA MOTORS, INC.
		By:	/s/ Tina Miller
Tina Miller
Senior Vice President and Chief Financial Officer